Exhibit 99.1

Pan American Silver generates $38.3 million in operating cash flow during the third quarter of 2014 and declares fourth dividend of the year

(Unaudited Results. All amounts in US$ unless otherwise stated. Approximate production figures.)

VANCOUVER, Nov. 13, 2014 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company", or "Pan American") today announced its unaudited financial and operating results for the three and nine months ended September 30, 2014. The Company also announced that its Board of Directors has approved its fourth quarterly cash dividend of 2014 in the amount of $0.125 per common share, which will be payable on or about Monday, December 8, 2014 to holders of record of common shares as of Tuesday, November 25, 2014.

Third Quarter 2014 Highlights (unaudited)(1)

•        Silver production of 6.19 million ounces

•        Gold production of 34,100 ounces

•        Cash Costs(2) per ounce of $12.29, net of by-product credits

•        AISCSOS(3) of $20.50, including an unfavorable net realizable value ("NRV") adjustment on inventories of $2.47 per ounce

•        Revenue of $178.3 million

•        Mine operating loss(4) of $12.4 million, including an unfavorable NRV adjustment on inventories of $15.4 million

•        Net loss of $20.2 million or $0.13 per share

•        Adjusted loss(5) of $14.3 million or $0.09 per share

•        Net cash generated from operating activities of $38.3 million, or $0.25 per share

•        Total dividends paid to common shareholders of $18.9 million

Financial Position at September 30, 2014
• Cash and short term investments of $377.5 million • Working capital of $606.9 million • Total debt of $57.3 million
(1)	Financial information in this news release is based on International Financial Reporting Standards ("IFRS"); results are unaudited; percentages compare the third quarter of 2014 against the third quarter of 2013.
(2)	Cash costs per payable ounce of silver produced, net of by-product credits ("Cash Costs"), is a non-GAAP measure. Cash Costs does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that Cash Costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating Cash Costs may differ from the methods used by other entities and, accordingly, the Company's Cash Costs may not be comparable to similarly titled measures used by other entities. This measure is a non-GAAP measure and readers should refer to the information under the heading "Non-GAAP Measure – Cash Costs Per Ounce, Net of By Product Credits" at the end of this news release for more information and to the table in the Alternative Performance (Non-GAAP) Measures section of the MD&A for the period ending September 30, 2014 for a reconciliation of this measure to the unaudited condensed interim consolidated financial statements.
(3)	All-in sustaining costs per silver ounce sold ("AISCSOS") is a non-GAAP measure. The Company has adopted the reporting of AISCSOS as a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively. We believe it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. This measure including its subcomponent Sustaining Capital are non – GAAP measures and readers should refer to the table in the Alternative Performance (Non-GAAP) Measures section of the Managements Discussion & Analysis ("MD&A") for the period ending September 30, 2014 for a reconciliation of this measure to the unaudited condensed interim consolidated financial statements.
(4)	Mine operating (loss)/earnings is a non-GAAP measure used by the Company to assess the performance of its silver mining operations. Mine operating earnings is calculated as revenue less production costs, depreciation and amortization and royalties. The Company and certain investors use this information to evaluate the Company's performance.
(5)	Adjusted earnings/(loss) and adjusted earnings/(loss) per share attributable to common shareholders are Non-GAAP measures. Adjusted earnings/(loss) is calculated as net earnings/(loss) for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, net realizable value adjustment to long-term heap inventory, gain or loss on sale of assets and the effect of taxes on the above items. The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period.

Commenting on the Company's third quarter results, Geoff Burns, President & CEO said, "Considering the heavy rains in Mexico that hampered production from our Dolores mine and the strike we experienced at San Vicente, we had a very respectable production quarter, which has kept us on track to deliver on our full year guidance for both silver production and Cash Costs. I was particularly pleased to see the progress we've made at our Huaron and Morococha mines in Peru where Cash Costs for the third quarter declined to $7.63 per ounce and $6.86 per ounce, respectively, on the strength of increased throughput and higher base metal by-product production." Burns continued, "While our quarterly earnings were hurt by significant non-cash NRV adjustments to our inventories and negative pricing adjustments on concentrates we sold in previous periods as a consequence of the slide in silver and gold prices, we still generated over $38 million in operating cash flow. This was more than sufficient to cover our on-going sustaining capital needs, as well as fund the major part of the third dividend payment of 2014."

Financial Results

During the third quarter of 2014, Pan American generated $178.3 million in revenue, a 16% decline in comparison to the third quarter of 2013. The lower revenue resulted primarily from less quantities of silver and gold sold, lower realized prices obtained for silver, gold and copper, and a negative price adjustment of $8.2 million on concentrates sold during prior periods. Compared to the third quarter of 2013, during the three months ended September 30, 2014 the prices of silver, gold and copper declined 7%, 3% and 1%, respectively. Conversely, zinc and lead appreciated 24% and 5%, respectively. Average realized prices were $18.82 per ounce of silver and $1,284 per ounce of gold. During the current reporting quarter, silver and gold contributed 56% and 25% respectively to the Company's consolidated revenue, while revenue from base metals rose to 19% from 14% a year ago.

Pan American generated a net loss of $20.2 million, or $0.13 per, share during the third quarter of 2014, compared to earnings of $14.2 million in the same quarter of 2013. The loss was mainly due to a negative non-cash adjustment of $15.4 million on the NRV of inventories, in particular at Dolores and Manantial Espejo, a $9.8 million negative pricing and quantity settlement adjustment on concentrate sales from prior periods, and a $6.7 million foreign exchange loss, mainly on Canadian dollar denominated cash balances.

The Company reported an adjusted loss of $14.3 million, or $0.09 per share, for the third quarter of 2014, after adjusting for an $8.5 million unrealized loss on the value of heap leach inventories and a $2.6 million unrealized loss on foreign exchange, partially offset by a $2.2 million gain on derivatives.

Pan American posted a mine operating loss of $12.4 million during the third quarter of 2014, compared to mine operating earnings of $33.9 million in the same period of 2013. The loss resulted from lower revenues and a $20.8 million increase in production costs, mainly due to the previously discussed NRV adjustments, offset by lower depreciation expense.

The Company's cash flow from operating activities during the third quarter of 2014 was $38.3 million, or $0.25 per share, compared to $40.7 million generated in the third quarter of 2013. The decline was primarily the result of realizing lower prices for silver and gold sales, in addition to selling lower volumes of silver during the current quarter.

AISCSOS for the third quarter of 2014 were $20.50, and $18.02 for the nine months ended September 30, 2014.  AISCSOS were negatively affected by the non-cash NRV adjustments previously described. Excluding the NRV adjustments of $2.47 per ounce for the third quarter and $1.45 per ounce for the nine months ended September 30, 2014, AISCSOS were $18.03 for the third quarter and $16.57 year-to-date. For a full reconciliation of the calculation of AISCSOS, please refer to the section "Alternative Performance (Non-GAAP) Measures" of the Company's MD&A for the period ended September 30, 2014.

During the third quarter of 2014, the Company paid a total of $18.9 million in cash dividends to common shareholders. Year-to-date, Pan American's shareholders have received a total of $56.8 million in cash dividends.

At September 30, 2014 the Company had $377.5 million in cash and short term investments and working capital of $606.9 million, a decrease of $4.1 million and $40.6 million from June 30, 2014, respectively. At the end of the reporting quarter, Pan American's total debt was $57.3 million.

Operating Results

During the third quarter of 2014 Pan American produced 6.19 million ounces of silver, 8% less than in the same period of last year, due to the anticipated decline in silver production at Alamo Dorado as the mine processes a greater quantity of lower grade ores and stockpiles, coupled with the negative effect of a two-week work stoppage at San Vicente, and the diluting effects of heavier than usual rains on the leaching solutions at Dolores. These production declines were partially offset by production gains at La Colorada, Huaron and Manantial Espejo.

The Company also produced 34,100 ounces of gold during the third quarter of 2014, 18% less than in the same period of 2013. Consolidated gold production declined due to 29% less ounces produced at Dolores due to the heavy rains previously mentioned, and 21% less ounces produced at Alamo Dorado on account of expected lower grades and recoveries.

Pan American's quarterly consolidated zinc and lead production for the third quarter of 2014 was similar to the third quarter of 2013; however, copper production rose by 60% to 2,400 tonnes on account of higher grades at the Company's Peruvian operations.

Mexico

During the third quarter of 2014, silver production at La Colorada rose 19% from the same quarter of 2013 to 1.25 million ounces. The increase was due to higher grades and throughput from improved development rates achieved during 2014 as part of the four-year mine expansion effort that is underway.

Silver production at Dolores during the third quarter of 2014 was 0.97 million ounces, 3% less than in the same period of 2013. The decline was due to lower throughput, slightly lower silver grades, as well as the diluting effect of heavier than usual rains on the concentration of the leaching solutions. These losses were offset by higher silver recoveries due to the benefit of the longer leach times on the larger area of heap leach pad 3. The heavy rains had a greater impact on gold production, which declined from 21,600 ounces in the third quarter of 2013 to 15,400 ounces in the third quarter of 2014. With the end of the rainy season, the Company expects that leaching solutions will return to normal concentrations and silver and gold ounces not produced from the heaps during the third quarter will slowly start to be recovered in the fourth quarter.

As planned, Alamo Dorado has increased processing rates of lower grade ores and stockpiles as availability and access to higher grade ores diminishes. During the third quarter of 2014, the mine produced 0.67 million ounces of silver and 3,600 ounces of gold, 46% and 21% less than in the third quarter of 2013, respectively.

Peru

The Company's Peruvian operations had a very good third quarter and continue to benefit from the multi-year mechanization effort that is improving overall productivity. During the three months ended September 30, 2014, Huaron produced 0.93 million ounces of silver, 7% more than in the comparable period of 2013 on account of higher throughput and recoveries. The mine also saw a significant increase in copper production, which rose from 990 tonnes a year ago to 1,550 tonnes in the reporting quarter, on account of mine sequencing into higher copper grade stopes. More importantly, Cash Costs at Huaron declined to $7.63 per ounce during the current quarter as a direct result of increased silver production and increased by-product copper production.

Morococha produced 0.64 million ounces of silver during the third quarter of 2014, 6% less than in the same period of 2013 due to lower silver grades and recoveries. However, the mine saw a significant increase in base metals production, with zinc, lead and copper production up 15%, 31% and 71%, respectively, due to mine sequencing that has shifted focus to ores of higher overall metal value. As a consequence, Cash Costs at Morococha declined to $6.86 per ounce for the current quarter, down more than 50% from the comparable quarter in 2013.

Bolivia

Production at San Vicente was negatively affected by a two-week work stoppage reported in July. During the third quarter of 2014, the mine produced 0.76 million ounces of silver, a 29% decline compared to the third quarter of 2013.  Silver production was also affected by a negative adjustment on the reconciliation of final sales to production from prior reporting periods.

Argentina

During the third quarter of 2014, Manantial Espejo's silver production rose 24% from the third quarter of 2013 to 0.97 million ounces. The increase was due to higher throughput, grades and recoveries. As anticipated, lower gold grades mined during the reporting quarter affected gold production, which declined to 13,200 ounces, 5% less than in the comparable quarter of 2013.

Consolidated Cash Costs Per Ounce

During the three months ended September 30, 2014, Pan American reported consolidated Cash Costs of $12.29 per ounce, 18% higher than in the same period of last year. The increase was mainly due to lower by-product gold credits at Dolores and Manantial Espejo, the effects of the production interruptions at San Vicente, and the processing of greater quantities of lower grade ores at Alamo Dorado. These increases were partially offset by lower Cash Costs at La Colorada and the significantly lower Cash Costs at the Company's Peruvian operations, where  improved productivities and higher by-product credits helped push costs down. Please refer to the note under the heading "Non-GAAP Measure – Cash Costs per Ounce, Net of By-Product Credits" at the end of this news release and to the section "Alternative Performance (Non-GAAP) Measures" of the Company's MD&A for the period ended September 30, 2014, for a full description of this Non-GAAP measure.

Sustaining Capital

During the third quarter of 2014, Pan American spent $25.8 million in sustaining capital at its seven operating mines. The expenditures were incurred mainly on pre-stripping at Manantial Espejo and Dolores, tailings facility expansions at La Colorada and Huaron, mine development advances and equipment upgrades at Huaron and Morococha and exploration activities at Huaron, Morococha and Dolores. Sustaining capital expenditures remained as expected and on forecast for 2014. The Company also invested a total of $2.9 million on the La Colorada expansion project and $0.1 million for the power line project at Dolores.

Third Quarter 2014 Capital Expenditures	$ Million
La Colorada	4.2
Dolores	6.8
Alamo Dorado	0.0
Huaron	4.1
Morococha	2.2
San Vicente	0.8
Manantial Espejo	7.7
Total Sustaining Capital Expenditures	$25.8
La Colorada Expansion Project	2.9
Dolores Project	0.1
Total Project Capital Expenditures	$3.0
Total Third Quarter 2014 Capital Expenditures	$28.8

Project Development

La Colorada Expansion

Year-to-date, the Company has invested $10.4 million on the La Colorada expansion project. During the third quarter of 2014, activities focused on civil works to prepare the future shaft location and the request for detailed proposals and cost estimates for the shaft sinking and infrastructure works, as well as for completion of basic engineering for the new plant site. Management expects to award contracts for key components of the project in the fourth quarter, such as the raise boring for the new shaft, construction of the new hoist, equipment orders for the plant and overall expansion detailed engineering efforts.

Dolores

Year-to date, Pan American has invested $18.7 million on Dolores' projects. During the third quarter of 2014, work on the expansion of leach pad 3 was suspended due to the rainy season with project work concentrating on successfully securing the right of way agreements for the mine's new power line, which will allow filing of the permit applications during the fourth quarter of 2014. During the three months ended September 30, 2014, the Company spent $0.1 million on Dolores' projects.

2014 Outlook

Year-to-date, Pan American's consolidated production was 19.4 million ounces of silver and 117,600 ounces of gold, which is within the Company's forecast for the first three quarters of 2014. Management is confident that Pan American will achieve its original annual production guidance of 25.75 to 26.75 million ounces of silver and 155,000 to 165,000 ounces of gold. In addition, year-to-date base metals production is ahead of schedule and as a result, management is increasing its annual production guidance to approximately 44,000 tonnes of zinc, 15,000 tonnes of lead and 8,000 tonnes of copper, which represents increases of 7%, 14% and 47% respectively to the original guidance provided for the year.

Consolidated AISCSOS and Cash Costs per ounce year-to-date were $18.02 and $10.83, respectively. Through September 2014, AISCSOS were slightly ahead of management's full year forecast of $17.00 to $18.00, but include $1.46 per ounce in unexpected NRV adjustments, while Cash Costs were well below management's 2014 full year forecast of $11.70 to $12.70 per ounce. Management remains confident that it will achieve its guidance for 2014 AISCSOS of $17.00 to $18.00 (assuming no further NRV adjustments in the fourth quarter) and that full-year 2014 consolidated Cash Costs are likely to be at the lower end of guidance of $11.70 to $12.70 per ounce.

Year-to-date sustaining capital spending at September 30, 2014, was $75.6 million, in line with Pan American's guidance of $95.5 million for the full year. Project spending for the six months ended September 30, 2014 was $32.0 million and management now estimates that total project spending in 2014 will be approximately $50.0 million, which is $17.0 million less than originally estimated, primarily due to timing differences in mobilizing the La Colorada expansion and Dolores power line projects.

In closing, Geoff Burns added, "Since the end of the third quarter we have seen silver and gold prices continue to decline.  While in the long term I remain staunchly optimistic that precious metal prices will recover to their previous highs and more, we are and we will continue to respond to the current price environment. As we move through our 2015 planning and budgeting process we will again be looking for opportunities to further reduce our costs, increase our productivities, eliminate the processing of uneconomic material and focus on cash generation at each and every one of our mines. Our success in reducing costs in Peru is a clear indicator of what Pan American can accomplish when faced with adversity. While the task ahead is difficult, I am confident we have the experience, the flexibility, the financial strength, and the team to weather and excel during this difficult period."

Fourth Dividend of 2014 Approved by the Board

The Company's Board of Directors has approved the fourth quarterly cash dividend of 2014 in the amount of $0.125 per common share.

The cash dividend will be distributed on or about Monday, December 8, 2014 to holders of record of common shares as of the close of business on Tuesday, November 25, 2014. Specific distribution dates and amounts of future dividends will be determined by the Company's Board of Directors on an ongoing basis.

Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada).

About Pan American

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines located in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss these results on Friday, November 14, 2014 at 1:00 pm EST (10:00 am PST). To participate in the conference please dial toll number 1+ 604-638-5340. A live audio webcast and presentation will be available at http://services.choruscall.ca/links/pan141114.html. The call and webcast will also be available for replay for one week after the call by dialing 1-604-638-9010 and entering code # 6218 followed by the # sign.

NON-GAAP MEASURE – CASH COSTS PER OUNCE, NET OF BY-PRODUCT CREDITS

THIS NEWS RELEASE PRESENTS INFORMATION ABOUT OUR CASH COSTS OF PRODUCTION OF AN OUNCE OF SILVER FOR OUR OPERATING MINES. CASH COSTS PER OUNCE OF SILVER PRODUCED, NET OF BY-PRODUCT CREDITS IS CALCULATED AS FOLLOWS:

•	EXCEPT AS OTHERWISE NOTED, CASH COSTS PER OUNCE PRODUCED IS CALCULATED BY DIVIDING TOTAL CASH COSTS, NET OF BY-PRODUCT CREDITS BY TOTAL SILVER OUNCES PRODUCED AT THE RELEVANT MINE OR MINES.
•	TOTAL CASH COSTS INCLUDE MINE OPERATING COSTS SUCH AS MINING, PROCESSING, ADMINISTRATION, ROYALTIES AND OPERATING TAXES, BUT EXCLUDE AMORTIZATION, RECLAMATION COSTS, FINANCING COSTS AND CAPITAL DEVELOPMENT AND EXPLORATION. CERTAIN AMOUNTS OF STOCK-BASED COMPENSATION ARE EXCLUDED AS WELL.

CASH COST PER OUNCE OF SILVER PRODUCED, NET OF BY-PRODUCT CREDITS IS INCLUDED IN THIS NEWS RELEASE BECAUSE CERTAIN INVESTORS USE THIS INFORMATION TO ASSESS OUR PERFORMANCE AND ALSO TO DETERMINE OUR ABILITY TO GENERATE CASH FLOW FOR USE IN INVESTING AND OTHER ACTIVITIES. THE INCLUSION OF CASH COSTS PER OUNCE PRODUCED MAY ENABLE INVESTORS TO BETTER UNDERSTAND YEAR-OVER-YEAR CHANGES IN OUR PRODUCTION COSTS, WHICH IN TURN AFFECT PROFITABILITY AND CASH FLOW. CASH COSTS PER OUNCE, NET OF BY-PRODUCT CREDITS DOES NOT HAVE A STANDARDIZED MEANING OR A CONSISTENT BASIS OF CALCULATION PRESCRIBED BY CANADIAN ACCOUNTING STANDARDS.  INVESTORS ARE CAUTIONED THAT CASH COSTS PER OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS SHOULD NOT BE CONSIDERED IN ISOLATION OR CONSTRUED AS A SUBSTITUTE TO COSTS DETERMINED IN ACCORDANCE WITH CANADIAN ACCOUNTING STANDARDS AS PRESCRIBED UNDER IFRS AS AN INDICATOR OF PERFORMANCE. OUR METHOD OF CALCULATING CASH COSTS PER OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS MAY DIFFER FROM THE METHODS USED BY OTHER ENTITIES AND, ACCORDINGLY, OUR CASH COSTS PER OUNCE PRODUCED MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURED USED BY OTHER ENTITIES.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS OR INFORMATION. FORWARD-LOOKING STATEMENTS OR INFORMATION IN THIS NEWS RELEASE RELATE TO, AMONG OTHER THINGS: OUR ESTIMATED PRODUCTION OF SILVER, GOLD AND OTHER METALS IN 2014; OUR FORECAST CASH COSTS PER OUNCE OF SILVER IN 2014; OUR ESTIMATED AISCSOS FOR 2014; OUR ANTICIPATED CAPITAL INVESTMENTS FOR 2014; THE ABILITY OF THE COMPANY TO SUCCESSFULLY COMPLETE ANY CAPITAL  INVESTMENT PROGRAMS AND PROJECTS AND THE IMPACTS OF ANY SUCH PROGRAMS AND PROJECTS ON THE COMPANY; STATEMENTS AS TO ANY FUTURE DIVIDENDS; AND ANY ANTICIPATED LEVEL OF FINANCIAL AND OPERATIONAL SUCCESS IN 2014.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES. THESE ASSUMPTIONS INCLUDE: TONNAGE OF ORE TO BE MINED AND PROCESSED; ORE GRADES AND RECOVERIES; PRICES FOR SILVER, GOLD AND BASE METALS; CAPITAL, DECOMMISSIONING AND RECLAMATION ESTIMATES; OUR MINERAL RESERVE AND RESOURCE ESTIMATES AND THE ASSUMPTIONS UPON WHICH THEY ARE BASED; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS: NO UNPLANNED DELAYS IN OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS.THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SILVER, GOLD AND BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER; CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING ENVIRONMENTAL, EXPORT AND IMPORT LAWS AND REGULATIONS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION. FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES. THE COMPANY DOES NOT INTEND, NOR DOES IT ASSUME ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS AND INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, CHANGES IN ASSUMPTIONS, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights
	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Consolidated Financial Highlights
(Unaudited in thousands of U.S. Dollars, except per share amounts)

Net (loss) earnings for the period	$(20,177)	$14,236	$(19,096)	$(152,783)
(Loss) earnings per share attributable to common shareholders (basic)	$(0.13)	$0.09	$(0.12)	$(1.00)
Adjusted (loss) earnings for the period(1)	$(14,262)	$12,154	$382	$32,127
Adjusted (loss) earnings per share attributable to common shareholders (basic) (1)	$(0.09)	$0.08	$0.00	$0.21
Mine operating (loss) earnings	$(12,378)	$33,934	$29,443	$112,564
Mine operating earnings (Excludes NRV Adj.) (2)	$3,036	$25,262	$57,184	$108,007
Net cash generated from operating activities	$38,345	$40,730	$123,365	$73,450
Net cash generated from operating activities per share	$0.25	$0.27	$0.81	$0.48
Capital spending	$27,925	$41,708	$101,630	$125,732
Dividends paid	$18,939	$18,926	$56,817	$56,874
Shares repurchased	$-	$-	$-	$6,740
Cash and short-term investments	$377,488	$421,014	$377,488	$421,014
Working capital(3)	$606,923	$699,344	$606,923	$699,344

Consolidated Metal Production
Silver metal – million ounces	6.19	6.70	19.37	19.16
Gold metal – thousand ounces	34.1	41.6	117.6	103.6
Zinc metal – thousand tonnes	10.5	10.6	33.3	30.9
Lead metal – thousand tonnes	3.5	3.4	11.1	10.0
Copper metal – thousand tonnes	2.4	1.5	6.0	3.9

Average Realized Price
Silver metal ($/oz)	$18.82	$20.52	$19.47	$24.31
Gold metal ($/oz)	$1,284	$1,319	$1,286	$1,443

Consolidated Cost per Ounce of Silver (net of by-product credits) (4)
Cash cost per ounce	$12.29	$10.40	$10.83	$11.25
Total production cost per ounce	$17.55	$16.85	$17.05	$17.27

All-in Sustaining Cost per Silver Ounce Sold (net of by-product credits)	$20.50	$16.26	$18.02	$18.86
All-in Sustaining Cost per Silver Ounce Sold (Excludes NRV Adjustment)	$18.03	$17.51	$16.57	$18.62

Payable ounces of silver (used in cost per ounce calculations) – million ounces	5.84	6.35	18.33	18.17

(1) Adjusted (loss) earnings and adjusted (loss) earnings per share attributable to common shareholders are Non-GAAP measures. Adjusted (loss) earnings is calculated as net (loss) earnings for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, net realizable value adjustment to long term heap inventory, gain or loss on sale of assets and the effect for taxes on the above items. The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period.

	Three months ended September 30,		Nine months ended September 30,
Adjusted (loss) Earnings Reconciliation	2014	2013	2014	2013
Net (loss) earnings for the period	$(20,177)	$14,236	$(19,096)	$(152,783)
Adjust derivative gain	(2,242)	(1,333)	(1,600)	(15,466)
Adjust impairment of mineral property	-	-	-	203,443
Adjust unrealized foreign exchange losses	2,577	(7,830)	4,652	(266)
Adjust net realizable value of inventory	8,482	-	25,596	-
Adjust unrealized gain on commodity contracts	-	388	-	(235)
Adjust loss on silver and gold forward contract	-	6,254	-	6,254
Adjust severance expense	-	617	-	617
Adjust gain on sale of assets	129	(135)	(200)	(8,099)
Adjust for effect of taxes	(3,031)	(43)	(8,970)	(1,338)
Adjusted (loss) earnings for the period	$(14,262)	$12,154	$382	$32,127
Weighted average shares for the period	151,506	151,411	151,503	151,525
Adjusted (loss) earnings per share for the period	$(0.09)	$0.08	$0.00	$0.21
(2) Mine operating (loss) earnings – excluding NRV Adjustment is a Non-GAAP measure. The Company uses this measure to reflect the real cost of production by removing the effects of short term and volatile commodity price fluctuations.
(3) Working capital is a Non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
(4) Consolidated cost per ounce of silver is a Non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flows and is well understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Kettina Cordero, Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 23:23e 13-NOV-14